PRIVACY AND VALUE INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@privacyandvalue.com

August 23, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Alexandra Barone, Esq.

Dear Ms. Barrone:

Re:	Registration Statement on Form S-1 (File No. 333-252795)

In response to your letter of August 20, 2021 concerning our registration statement on Form S-1 filed August 11, 2021, we have filed an amended registration statement addressing your comments and provide the following responses:

1.	Prospectus Summary, page 1

1.	We note your response to prior comment 1. Please update your disclosure here and throughout the filing to clarify the status of the agreement with Cyber Apps World, Inc. Specifically, clearly disclose that the June 15, 2021 due date has passed and Cyber Apps has not made the payment as of the date of the prospectus.

We have updated our disclosure throughout the filing to indicate that Cyber Apps World, Inc. did not make the $250,000 that was due on June 15, 2021 and has not made that payment as of the date of the prospectus.

Yours truly,

PRIVACY AND VALUE INC.

Per: /s/ Daniel Okelo

Daniel Okelo, President